Exhibit 1.02

CLARCOR Inc.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of CLARCOR Inc. (including all subsidiaries, the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule generally requires a company to annually disclose whether during the applicable reporting period it manufactured or contracted to manufacture products that contained cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TG Minerals”), but only to the extent such 3TG Minerals were necessary to the functionality or production of the company’s products. The required disclosure is more comprehensive if (i) the 3TG Minerals in a company’s products during the applicable reporting period originated or may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”), or (ii) if a company is unable to determine whether the 3TG Minerals in its products during the applicable reporting period originated or may have originated in the Covered Countries.

The purpose of this Report is to describe the measures that we have taken to exercise due diligence on the source and chain of custody of any 3TG Minerals that were necessary to the functionality or production of our products during the current reporting period.

1.	Company Overview

CLARCOR Inc. was organized in 1904 as an Illinois corporation and in 1969 was reincorporated in the State of Delaware. Our principal headquarters are located at 840 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067. CLARCOR Inc.’s common stock is listed on the New York Stock Exchange (ticker: CLC).

Filtration is the primary market for the Company’s products, and we manufacture and sell these products worldwide through a variety of channels. The Company also manufactures and sells packaging containers and related items.

As of December 31, 2013, the Company employed approximately 6,000 individuals and had operations in 19 countries.

2.	Description of the Company’s Products Covered by this Report

2.1	Filtration Products

We support our customers with a wide range of filtration products (collectively, “Filtration Products”). The Filtration Products fall within the following two segments:

1)	Engine/Mobile – Filters in this segment include oil, air, fuel, coolant, transmission and hydraulic fluid filters that are used in a wide variety of applications and processes. These filters are primarily used in engines in mobile equipment applications, including trucks, automobiles, buses and locomotives, and marine, construction, industrial, mining and agricultural equipment.

2)	Industrial/Environmental Filtration – Filters in this segment include air filters and cleaners, including antimicrobial treated filters and high efficiency electronic air cleaners that are used in commercial buildings, hospitals, factories, residential buildings, residences, paint spray booths, gas turbine systems, medical facilities, motor vehicle cabins, aircraft cabins, clean rooms, compressors and dust collector systems. Filters in this segment also include specialty industrial process liquid filters; filters for pharmaceutical processes and beverages; filtration systems, filters and coalescers for the oil and natural gas industry; filtration systems for aircraft refueling, anti-pollution, sewage treatment and water recycling; bilge water separators; sand control filters for oil and gas drilling; and woven wire and metallic products for filtration of plastics and polymer fibers.

2.2	Packaging Products

We also support our customers with packaging-related products (“Packaging Products”). The Packaging Products include a wide variety of different types and sizes of containers and packaging specialties. Metal, plastic and combination metal/plastic containers and closures are used in packaging a wide variety of dry and paste form products, such as food specialties (e.g., tea, coffee, spices, mints and other confections); smokeless tobacco products; lip balms; ointments; and consumer healthcare products. Other Packaging Products include shells for dry cell batteries, canisters for film and candles, spools for insulated and fine wire, and custom decorated flat metal sheets.

2.3	Company Products Containing 3TG Minerals

Tin is overwhelmingly the most common 3TG Mineral found in the Company’s products. There are very small amounts of tantalum in certain electronic components found in equipment used in Industrial/Environmental Filtration, but this equipment is sold in low volumes and tantalum is insignificant (i.e., less than 1%) in relation to the Company’s tin usage.

For Filtration Products, tin is primarily found in Engine/Mobile product components such as filter cans, end caps and center tubes. Tin is also found in end caps and center tubes for filters used for Industrial/Environmental Filtration.

For Packaging Products, tin is found in metal containers of all types.

Tin is “necessary to the functionality” of these Filtration Products and Packaging Products because it inhibits and delays the onset of corrosion. Tin is also “necessary to the production” of certain Filtration Products (filter cans) because it acts as a lubricant in the deep draw process, which is the manufacturing process by which flat sheet tin-plated steel is formed into a filter can.

As used in this Report, “Covered Products” refers to Filtration Products and Packaging Products that contain 3TG Minerals.

3.	Reasonable Country of Origin Inquiry (RCOI) Description

3.1	Structure Internal Management to Support Supply Chain Due Diligence

Our RCOI process and 3TG Minerals due diligence efforts included the establishment of a cross-functional Company team with representation primarily from the legal, compliance, purchasing, engineering and finance functions. This team was led by the Company’s Corporate Director of Supply Chain Management and the team was responsible for creating and implementing the Company’s efforts to comply with the Rule. The Company’s Board of Directors was made aware of the requirements of the Rule and certain members of the Company’s senior management were briefed about the status of the RCOI process and 3TG Minerals due diligence efforts on a regular basis.

3.2	Adopt a Conflict Minerals Policy

We established a written Conflict Minerals Policy that provides direction to Company personnel about the details of our efforts to comply with the requirements of the Rule. We also updated our Supplier Code of Conduct and our Terms and Conditions of Purchase to extend our policy on 3TG Minerals to our suppliers. These documents expressly prohibit our suppliers from providing products, components or materials to us that contain 3TG Minerals from Covered Countries.

3.3	Establish a Company-Level Grievance Mechanism

We have various Company-level grievance mechanisms through which employees and others may report possible violations of applicable law and Company policies, including those polices that relate to 3TG Minerals. These include website reporting and phone reporting as described on the Company’s website at: http://www.clarcor.com/concerns.aspx.

3.4	Report Annually on Supply Chain Due Diligence

This is our first Conflict Minerals Report. We plan to report annually in accordance with the Rule, and our reports will be available on our website at http://www.clarcor.com/iisecfilings.aspx.

3.5	Due Diligence Process

3.5.1 Our RCOI process and 3TG Minerals due diligence efforts have been designed in accordance with the principles set forth in the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its related supplements for 3TG Minerals.

3.5.2 Our RCOI process and 3TG Minerals due diligence process began by closely analyzing the Filtration Products and Packaging Products that we manufacture or contract to manufacture to determine which of them contained 3TG Minerals (i.e., we attempted to identify our Covered Products). Our next step was to identify our direct suppliers who provided products, components or materials to us that contained 3TG Minerals. To do this, we reviewed our entire direct supplier roster and excluded only those suppliers that we knew did not provide products, components or materials that contained 3TG Minerals. We believe our approach was conservative as we did not exclude any supplier unless we were confident that their products, components or materials did not contain 3TG Minerals. Next, for each direct supplier that we did not exclude, we distributed to them written materials in an effort to determine (i) whether they did in fact provide 3TG Minerals, and (ii) if they did provide 3TG Minerals (a “3TG Supplier”), whether the 3TG Minerals they provided originated from the Covered Countries. These written materials primarily consisted of the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and includes questions about a supplier’s 3TG Minerals policy, engagement by the supplier with the supplier’s own direct suppliers, and a listing of the smelters that the supplier and its suppliers use. We also distributed to each direct supplier our own internally-developed form which requires the supplier to make additional certifications about their 3TG Minerals usage and the source of these 3TG Minerals. All substantive supplier responses were retained and categorized in electronic and/or hard-copy format.

3.5.3 All supplier responses to the Template and our internally-developed form were analyzed by our 3TG Minerals team and additional follow-up was made on a case-by-case basis, depending on the completeness, accuracy and apparent credibility of the supplier responses. The additional follow-up efforts were significant largely because this was the first year of the Rule’s implementation and some suppliers, especially those without reporting obligations, were not generally familiar with the Rule’s requirements. This lack of familiarity required us to educate certain suppliers during our RCOI process and 3TG Minerals due diligence efforts. This education included information about the requirements of the Rule and input regarding the instructions for accurately completing the Template.

4.	Facilities Used to Process the 3TG Minerals in Covered Products, if Known

Our survey of 3TG Suppliers included an effort to identify the facilities used to process the 3TG Minerals in our Covered Products. The majority of our 3TG Suppliers have provided a company-level completed Template that did not identify the smelters or refiners used for a particular product, component or material. In cases where a 3TG Supplier did provide a part-level report, the identification of the smelters and refiners that support our specific Covered Product could not be determined due to lower tier suppliers reporting on a company basis and not on a part-level basis. We are therefore unable to identify with certainty the specific facilities used to process the 3TG Minerals in our Covered Products.

5.	Country of Origin of the 3TG Minerals in Covered Products, if Known

Our RCOI process and 3TG Minerals due diligence process have increased the transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty the specific facilities used by our suppliers to process the 3TG Minerals in our Covered Products; therefore, it is not possible for us to determine with certainty the origin of the 3TG Minerals in our Covered Products. As a result, for the 2013 reporting period, our Covered Products are DRC conflict undeterminable.

6.	Improvements

We expect to implement the following steps, among others, to improve our RCOI process and 3TG Minerals due diligence process and to further mitigate the risk that 3TG Minerals in our Covered Products originate from the Covered Countries (and benefit armed groups in those countries): (i) continuing to engage with our suppliers to obtain current and complete information about our supply chain; (ii) encourage our suppliers to implement responsible sourcing policies with respect to the 3TG Minerals in their products, components or materials; (iii) encourage our suppliers to procure their 3TG Minerals only from smelters that have been formally certified as “conflict-free” by an independent, third party auditor or in accordance with the Conflict Free Smelter program established by EICC and GeSI or a similar program.